[Letterhead of Sullivan & Cromwell LLP]

Via EDGAR

Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

November 13, 2014

Re:                             Urban Edge Properties (formerly known as Vornado SpinCo)
Amendment No. 1 to Registration Statement on Form 10
Filed September 19, 2014
File No. 001-36523

Dear Mr. Kluck:

On behalf of our client Urban Edge Properties (formerly known as Vornado SpinCo), a real estate investment trust organized in the State of Maryland (the “Company” or “SpinCo”) which is currently a wholly owned subsidiary of Vornado Realty Trust (“Vornado”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated October 18, 2014, with respect to the filing referenced above.

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 (File No. 001-36523) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with three copies of Amendment No. 2 marked to indicate changes from the version of the Registration Statement filed on September 19, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Unless otherwise specified, all references to page numbers and captions in the Company’s responses below correspond to the pages of the preliminary information statement filed as Exhibit 99.1 (the “Information Statement”) to the marked version of Amendment No. 2. Terms not otherwise defined in this letter have the meaning set forth in Amendment No. 2.

General

1.              We note your response to comment 3 in our letter dated July 25, 2014 and will continue to monitor. Please note that we will not be in a position to declare your filing effective until we have had an opportunity to review such materials.

Company’s Response:

The Company acknowledges the Staff’s comment and notes that it has filed 11 of the 13 exhibits currently listed in Amendment No. 2. The Company will file the remaining exhibits sufficiently in advance of the planned effectiveness of the Registration Statement to afford the Staff adequate time to complete its review.

Information Statement Summary

Our Portfolio, page 5

2.              We have considered your response to comment 7 in our letter dated July 25, 2014. Please tell us whether tenant concessions and abatements are included in the base rents used to formulate the disclosure here. To the extent material, please disclose the impact of the concessions and abatements

Company’s Response:

The Company has informed us that the rents used to formulate this disclosure are provided on a contractual basis as of the end of the reporting period and do not include rent steps, tenant concessions or abatements.  The Company has also informed us that the impact of concessions and abatements is not material to its disclosures.

The Separation

Our Post-Separation Relationship with Vornado, page 9

3.              We will continue to monitor for disclosure revisions responsive to comments 9 and 10 in our letter dated July 25, 2014. We may have further comment.

Company’s Response:

The Company acknowledges the Staff’s comment and notes that the Information Statement has been revised on page 10 to discuss fees and expenses to be paid by the Company to Vornado and/or its affiliates.  The Company also notes that the Information Statement has been revised on page 125 to describe the material terms of the Transition Services Agreement, which has been filed as Exhibit 10.2 to Amendment No. 2.

Summary Historical Combined Financial Data, page 22

4.              We note that you disclose that selected historical financial data as of December 31, 2011 is derived from your audited combined financial statements. Please reconcile this statement to the disclosure included under Selected Historical Combined

Financial Data where you state that historical combined financial data as of December 31, 2011 is derived from your unaudited combined financial statements. Additionally, please clearly identify the periods that are audited or unaudited in the schedules that follow.

Company’s Response:

The Company notes that the Information Statement erroneously stated that the selected historical financial data as of December 31, 2011 is derived from its audited combined financial statements. The Information Statement has been revised on page 24 to explain that the selected historical balance sheet data as of December 31, 2011 is derived from the Company’s unaudited combined financial statements. In addition, the Information Statement has been revised on page 25 and elsewhere to clearly identify the periods that are audited or unaudited.

Selected Historical Combined Financial Data, page 46

5.              Please further revise the tables to more clearly identify the periods that are audited or unaudited consistent with the disclosure included in the first paragraph under this heading. For example the balance sheet data as of December 31, 2011, 2010 and 2009 should be labeled “unaudited” along with the income statement and cash flow statement data for the years ended December 31, 2010 and 2009.

Company’s Response:

The Information Statement has been revised on pages 51 and 52 in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Statements, page 46

6.              We note your responses to our previous comments 24 and 25 of our letter dated July 24, 2014. We may have further comment upon our review of the completed pro forma combined financial statements and related disclosure.

Company’s Response:

The Company acknowledges the Staff’s comment and notes that the completed unaudited pro forma combined financial statements and related disclosure have been included in Amendment No. 2.

Business

Our Company, page 75

7.              We note your revisions here and in the forepart of the prospectus in response to comment 5 in our letter dated July 25, 2014. To aid in an investor’s understanding of your overall business strategy, please expand here to discuss methods for identifying “underperforming” tenants and also how you plan to make elective functional/aesthetic improvements prior to retenanting.

Company’s Response:

The Information Statement has been revised on page 82 in response to the Staff’s comment.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely,

		By:	/s/ William G. Farrar
William G. Farrar
Sullivan & Cromwell LLP

cc:	Joseph Macnow
Alan J. Rice
(Vornado Realty Trust)

Stephen Theriot
(Urban Edge Properties)